UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,
VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 September 2017

Location	Melbourne, Australia

Release Number	30/17

Resolutions under section 249N of the Corporations Act for consideration at the AGM

In accordance with ASX Listing Rule 3.17A, the wording of two proposed resolutions that have been requisitioned under section 249N of the Corporations Act for consideration at the Annual General Meeting of BHP Billiton Limited, to be held in Melbourne on 16 November 2017 (Limited AGM), is set out in Attachment A.

Consistent with the BHP Dual Listed Company framework and the Articles of Association of BHP Billiton Plc, the proposed resolutions will also be considered at the Annual General Meeting of BHP Billiton Plc (Plc AGM) which will be held in London on 19 October 2017.

The proposed resolutions have been requisitioned by shareholders of BHP Billiton Limited representing approximately 0.0075% of the shares on issue in BHP Billiton Limited (and approximately 0.0045% of the shares on issue in the combined BHP Group). Attachment B is a copy of the accompanying statement from the requisitioners that will be distributed to shareholders in accordance with section 249P of the Corporations Act.

Resolution 1 (as set out in Attachment A) will be proposed as a special resolution. Resolution 2 (as set out in Attachment A) will be proposed as an ordinary resolution. However, Resolution 2 will be a valid resolution only if Resolution 1 is approved by the required majority – that is, the validity of Resolution 2 is conditional on Resolution 1 being passed.

For the reasons set out below, the Board does not endorse Resolution 1. While the Board is supportive of some elements of Resolution 2, the Board has formed the view that, in its entirety, Resolution 2 is not in the interests of BHP shareholders as a whole.

Accordingly, the Board is recommending that shareholders vote against both of the resolutions.

The Board considers that the proposal to insert a new rule into the Constitution of BHP Billiton Limited in the form set out in Resolution 1 gives rise to a number of difficulties and uncertainties in practice, including undermining the authority and accountability of the Directors.

Under the Constitution of BHP Billiton Limited, the power to manage BHP’s business is vested in the Directors. It is important that the Directors be able to exercise this power as they see fit and be solely accountable for doing so.

The proposed amendment to permit resolutions which are advisory would create uncertainty and confusion, whereas the division of responsibility for decision-making as between the Board and shareholders needs to be clear.

In relation to the position under UK law which is mentioned in the statement by the requisitioners, legal advice obtained by BHP indicates that the ability to propose an advisory resolution by ordinary resolution under section 338 of the UK Companies Act 2006 has not been clearly established by UK case law.

In any event, shareholders already have various mechanisms available to them to express views and opinions.

Shareholders are able, and already have the right, to ask questions about or make comments on the management of BHP at any time, including at the AGMs. Further, if shareholders disapprove of actions taken by the Directors, shareholders can refuse to re-elect them or remove them from office by ordinary resolution.

In addition, there is regular and extensive engagement between BHP (at Chairman, non-executive director and management level) and BHP’s institutional shareholders around the world. Over the past four years, a significant part of this engagement has related to climate change. Publication by BHP of its ‘Climate Change: Portfolio Analysis’ in 2015 was a direct consequence of the constructive engagement the Company had with investors on the matter of scenario planning for a 2°C world.

Paragraph 1 of Resolution 2 requests a review of BHP’s direct and indirect public policy advocacy on energy policy and climate change from 2012 to the present day. It requests that the review describe the immediate and likely long term impacts of continued energy and climate policy uncertainty in Australia on BHP’s economic interests. Paragraph 2 requests the publication of a report on that review. Paragraph 3 requests that BHP terminate its membership of an industry body where there is ‘a pattern of manifest inconsistency’ between BHP’s positions on material public policy issues considered in the review and those of industry bodies of which BHP is a member.

As noted on the BHP website http://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach, BHP keeps under review its alignment with, and membership of, industry associations. The current review of industry associations of which BHP is a member will be completed by 31 December 2017, and BHP will make public the outcomes of that review.

BHP has always sought to make its position on significant public issues clear. However, BHP will further its efforts to ensure that material differences with industry associations on key issues are clearly understood. To that end, BHP will publish, by 31 December 2017, a list of the material differences between the positions we hold on climate and energy policy, and the advocacy positions on climate and energy policy taken by industry associations to which BHP belongs.

BHP has already published two reports describing its approach to the potential impacts on BHP of both an orderly and a more rapid response to climate change. This includes consideration of short, medium and long term policy responses in Australia and other relevant jurisdictions around the world.

The Board considers that the action BHP is already taking (that is, undertaking the review of industry associations and publishing the information described above, together with BHP’s consistent public position on climate change and energy policy as outlined below) obviates the need for Resolution 2.

BHP has set out its position on climate change and energy very clearly, including in its submission to the Independent Review into the Future Security of the National Electricity Market (Finkel Review), in which BHP expressed the following views on energy reform:

•	energy security, energy affordability and emissions reduction should be considered on an integrated basis;

•	technology neutrality should sit at the core of good policy because it provides industry with the necessary flexibility to achieve objectives at the lowest possible cost; and

•	open and transparent energy markets are the best way to promote Australia’s economic interests.

There is a wide range of views across industry, civil society, governments and other stakeholders on how best to address climate change and energy policy. BHP’s position is clear. BHP accepts the science, and believes that the world must limit climate change and provide access to energy. BHP is committed to action to reduce its emissions, build resilience to climate impacts and accelerate deployment of low emissions technologies.

Further information on BHP can be found at: bhp.com

ATTACHMENT A

Resolution 1

Special resolution to amend our company’s constitution

To insert into our company’s constitution the following new clause 46:

Member resolutions at general meeting

The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.

Resolution 2

Ordinary resolution on public policy advocacy on climate change and energy

Shareholders request that:

1.	the Board commission a comprehensive review of our company’s positions, oversight and processes related to direct and indirect public policy advocacy on energy and climate change, covering the period 2012 to the present day. This would include an analysis of our company’s political advocacy and lobbying activities, including indirect activities through membership of or representation in industry bodies.

We request this review:

a.	describe all payments by our company for direct or indirect lobbying relating to climate and energy policy, in each case including the amount of the payment and the recipient;

b.	assess whether advocacy positions taken by industry bodies of which our company is a member or at which our company is formally represented, on specific Australian climate and energy legislation and policy proposals, including:

(i)	carbon pricing,

(ii)	the recommendations of the Final Report of the Independent Review into the Future Security of the National Electricity Market (Finkel Review), including in relation to a clean energy target (CET) as described in that Review,

(iii)	the promotion of coal fired power generation and provision of government subsidies therefore,

have been, and continue to be, consistent with our company’s positions on those proposals, the company’s stated position on Australia’s Paris Agreement commitments, and our company’s economic interests;

c.	describe the immediate and likely long term impacts of continued energy and climate policy uncertainty in Australia on our company’s economic interests; and

d.	detail proposed actions to be taken as a result of the review.

2.	the Board prepare (at reasonable cost and omitting confidential information) a report describing the completed review, to be made available to shareholders on the company website within four months of the AGM at which this proposal is discussed.

3.	where a pattern of manifest inconsistency is demonstrated over the period 2012 to the present day, between our company’s positions on material policy issues considered in the review and those of industry bodies to which it has paid a membership fee, shareholders request that membership of such industry bodies is terminated.

ATTACHMENT B

The notice of requisitioned resolutions included the following supporting statements by the requisitioners. By publishing the statements, BHP does not make any representations as to their truth or accuracy and disclaims any liability for their contents.

Supporting statement to resolution 1 (special resolution)

Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions other than Australia. For example, in the UK shareholders can consider resolutions seeking to explicitly direct the conduct of the Board. In the UK, the US, New Zealand and Canada shareholders can consider resolutions seeking to advise their Board as to how it should act. As a matter of practice, typically, unless the board permits it, Australian shareholders can follow the example of none of their UK, US, New Zealand or Canadian cousins in this respect.

Permitting the raising of advisory resolutions by ordinary resolution at a company’s AGM is global best practice, and our fellow shareholders in BHP Billiton Plc already enjoy this right.1

A Board of Directors is a steward for shareholders and accountability for the discharge of that stewardship is essential to long-term corporate prosperity.

In rare situations the appropriate course of action for shareholders dissatisfied with the conduct of Board members is to seek to remove them. But in many situations such a personality-focused approach is unproductive and unwarranted. In those situations a better course of action is to formally and publicly allow shareholders the opportunity at shareholder meetings such as the AGM to alert Board members that they seek more information or favour a particular approach to corporate policy.

The Constitution of our company is not conducive to the right of shareholders to place ordinary resolutions on the agenda of a shareholder meeting. In our view, this is contrary to the long-term interests of our company, our company’s Board, and all shareholders in our company.

Passage of this resolution – to amend our company’s Constitution – will simply put our company in a similar position in regard to shareholder resolutions as any listed company in the UK, US, Canada or New Zealand, and extend to us a right already enjoyed by our BHP Billiton Plc counterparts.

The Australasian Centre for Corporate Responsibility urges shareholders to vote for this proposal.

[1]	The threshold for the exercise of this right by shareholders in publicly listed companies in the UK are 5% of the total voting rights or 100 shareholders (338 of the UK Companies Act 2006, see https://www.legislation.gov.uk/ukpga/2006/46/section/338).

Supporting statement to resolution 2 (ordinary resolution)

As a shareholder, The Australasian Centre for Corporate Responsibility (ACCR) favours policies and practices that protect and enhance the value of our investments. Many investors are deeply concerned about existing and future effects of climate change on society, business and our economy.

Investor concern about climate lobbying is growing. The Principles for Responsible Investment (PRI) “Investor Expectations on Corporate Climate Lobbying,” endorsed by investors responsible for more than US$4 trillion in assets under management, calls on companies to ensure that their public policy advocacy – whether direct or indirect (e.g. through industry bodies) – supports efforts to mitigate and adapt to climate change.2

The last decade or longer of Australian climate and energy policy has been characterised by short-lived policy subject to relentless scrutiny and adversarial campaigning by industry bodies, or no policy at all. Accordingly, we urge companies in the mining and energy sector to review their relationships with industry bodies that take obstructive or misleading public policy positions on climate change.

In particular, we question the long-term attractiveness to shareholders of our company’s public policy advocacy through the Minerals Council of Australia (MCA). The inconsistencies between our company’s policies and the MCA’s lobbying positions are clear.3 In June 2017, the MCA sought to undermine adoption of the Finkel Review’s recommendations on energy policy by the federal government.4 These activities diminished the federal government’s ability to resolve a national policy issue of material relevance to our company and the stability of its operations.5

In March 2017, the MCA criticised Renewable Energy Targets and Feed-in-Tariffs.6 The MCA has lobbied for government policy and financing support for the construction of new coal-fired power generation,7 although any new coal-fired power generation would be inconsistent with Australia meeting its Paris Agreement commitments, unless its emissions are fully captured with carbon capture and storage (CCS).8 The MCA has advocated for HELE coal,9 which has much higher emissions than CCS.

[2]	See https://www.unpri.org/download_report/8535
[3]	See http://www.afr.com/business/tensions-at-mca-over-finkel-strategy-20170806-gxq7xn
[4]	See http://www.smh.com.au/federal-politics/political-news/minerals-council-steps-up-coal-lobbying-as-agl-calls-for-end-to-political-gridlock-20170619-gwu60q.html
[5]	See http://www.theaustralian.com.au/business/mining-energy/bhp-billiton-warns-for-crisis-in-power-market/news-story/2fd327cdc5258667701754788883bcb9?nk=041e2389e6c763abf862fa2e41cb8ddb-1504081073
[6]	See http://www.minerals.org.au/news/electricity_subsidies_in_australia_-_the facts
[7]	See http://www.afr.com/business/energy/dont-buy-the-minerals-council-costings-of-coal-power-20170705-gx5enx
[8]	See http://www.climateinstitute.org.au/verve/_resources/TCI_A-Switch-In-Time_Final.pdf
[9]	See http://www.afr.com/news/politics/hele-coal-cheaper-than-previously-thought-says-mca-20170702-gx2vzc

In the lead-up to the 2016 federal election, the MCA spent almost $2.5m promoting coal-fired power generation.10 The organisation has, in 2017, called for government support to encourage financing of new coal-fired power generation.11

The MCA is vocal about their successful advocacy leading to the abolition of Australia’s short-lived carbon price, in their own words, “The MCA was at the forefront of the debates over the carbon and mining taxes; and their abolition (expected after July 2014) will be in no small part due to the council’s determined advocacy on both issues.”12

This demonstrates a pattern of vociferous and influential lobbying which has obstructed progress on climate-related legislation and public policy.

This pattern stands in contrast to our company’s public commitments, including its commitment to leadership, on climate change.13 BHP has long supported the introduction of a carbon pricing regime in Australia. We commend the Board for accepting the company’s “responsibility to take action by... working with others, including academia, industry and governments, to enhance the global response to climate change.”14

The MCA’s activities undermine the possibility of achieving what our company has stated an “effective policy framework” should include: “a complementary set of measures including a price on carbon, support for low-emissions technologies, energy efficiency and measures to build resilience.”15 Over time, these activities have the potential to undermine shareholder value, given our company’s exposure to climate-related risk and energy instability. A case in point is our company’s operations at Olympic Dam, about which our company’s CEO commented in addressing our company’s half year results in February 2017: “we would not look at a major expansion of Olympic Dam unless we can be confident that we have a reliable and affordable source of power within South Australia. We sincerely hope that the government of South Australia and some of the reviews that are underway at the moment that we are contributing to, some of which go to the federal level, actually address some of the great difficulties we have had to face. These have cost us $100 million in this period...16 (emphasis added)

[10]	See http://www.smh.com.au/federal-politics/political-news/mining-industry-tipped-millions-into-preelection-clean-coal-campaign-20170216-guf3x7.html
[11]	See http://www.afr.com/news/politics/whitehaven-coal-says-agl-makes-a-stack-of-profit-from-coal-20170622-gww6o5
[12]	MCA 2013 Annual report, see http://www.minerals.org.au/news/2013_annual_report_minerals_council_of_australia
[13]	http://www.bhp.com/environment/climate-change; We signed the CEO Statement on Business, Climate Change and the Paris Negotiations calling for a positive outcome at COP21. We are a signatory to the UNFCCC Paris Pledge. We are represented at the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (TCFD).
[14]	http://www.bhp.com/environment/climate-change
[15]	http://www.bhp.com/-/media/bhp/documents/investors/reports/2015/bhpbillitonclimatechangeportfolioanalysis2015.pdf?la=en page 7
[16]	See http://www.bhp.com/-/media/documents/media/reports-andpresentations/2017/170221_interimresultsinvestorandanalystbriefingtranscript_verified_2.pdf?la=en_at page 7.

Shareholders have a legitimate expectation of a level of policy consistency through direct and indirect lobbying channels. The climate and energy policy advocacy of the MCA is fundamentally at odds with our company’s long term financial and strategic interests; it is unable to be reconciled with our company’s public support for bipartisan long-term energy policy and recognition of the implications of a <2C future scenario.

Our company also stands to suffer reputational damage by maintaining memberships of organisations which hold policy and advocacy positions out of step with community expectations.

Our company’s continued membership of the MCA and representation on its Board should be reviewed in light of the MCA’s positions, with a view to exiting arrangements inconsistent with our company’s policy positions and interests. Further, our company’s indirect lobbying positions through other industry bodies, including the US Chamber of Commerce, which campaigned for the Trump Administration’s withdrawal from the Paris Agreement,17 and the World Coal Association, which has in September 2017 campaigned for the rejection of a Clean Energy target (CET) in Australia,18 should be reviewed.

The Australasian Centre for Corporate Responsibility urges shareholders to vote for this proposal.

[17]	See https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members
[18]	See http://webcache.googleusercontent.com/search?q=cache:ewkLoKV6ZC8J:www.afr.com/news/politics/malcolm-turnbull-is-right-to-abandon-a-clean-energy-target-world-coal-boss-20170912-gyfmtp+&cd=1&hl=en&ct=clnk&gl=au&client=firefox-b

Media Relations	Investor Relations
Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com
Australia and Asia	Australia and Asia
Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
United Kingdom and South Africa	United Kingdom and South Africa
Neil Burrows	Rob Clifford
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
North America	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Bronwyn Wilkinson
Mobile: +1 604 340 8753	Americas
Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	September 19, 2017	By:	/s/ Margaret Taylor
		Name:	Margaret Taylor
		Title:	Group Company Secretary